Mail Stop 0510


      May 25, 2005


Mr. Geoffrey S. Flagg
Chief Financial Officer
Rentech, Inc.
1331 17th Street, Suite 720
Denver, Colorado 80202-1557


	RE:	Form 10-K for Fiscal Year Ended September 30, 2004
                   	Form 10-Q for Fiscal Quarters Ended December
31,
2004 and
      March 31, 2005
                   	File No. 0-19260

Dear Mr. Flagg:

		We have reviewed your response letter dated April 28,
2005
and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarter Ended March 31, 2005

General
1. Where a comment below requests additional disclosures or other revisions, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.


Note 12 - Subsequent Events, page 23

2. Please provide us with your computation of the $3.8 million beneficial conversion feature related to your convertible preferred stock and tell us your related assumptions.

3. Please tell us why you classified the $375,682 value of warrants issued as a breakup fee to subscribers whose subscriptions to purchase convertible preferred stock were not accepted by the company as a charge to additional paid in capital as opposed to an expense in the statement of operations.

Management`s Discussion and Analysis, page 24

Operating Expenses, page 33

4. Please provide us a detail of the debt issuance costs expensed during the quarter ended March 31, 2005. Please also tell us why you have classified the debt issuance expenses as general and administrative expenses as opposed to interest expense.

Consolidated Statement of Cash Flows, page 7

5. Please tell us how the $1,016,839 of non-cash interest expense incurred during the six months ended March 31, 2005 and referred to at the bottom of page 35 is reflected in the statement of cash flows.


*    *    *    *


		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.


       If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Scott Watkinson, Staff Accountant, at (202) 551-
3741.



								Sincerely,



								Rufus Decker
								Accounting Branch Chief
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Geoffrey S. Flagg
Rentech, Inc.
May 25, 2005
Page 1 of 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE